SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2013

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of Annual Results for the year ended 31 December 2012, dated March 20, 2013	A-1

1.2	Announcement of Proposed Change of Auditors, dated March 20, 2013	B-1

1.3	Announcement of Resignation and Proposed Appointment of Non-executive Director, dated March 20, 2013	C-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 20, 2013	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Announcement of Annual Results for the year ended 31 December 2012

HIGHLIGHTS

–	Operating revenues reached RMB283,073 million, up by 15.5%. Excluding mobile terminal sales, operating revenues reached RMB258,316 million, up by 11.8%

–	Pre-leasing fee EBITDA was RMB96,387 million, up by 2.1%, Pre-leasing fee EBITDA margin was 37.3%

–	Post-leasing fee EBITDA was RMB70,841 million, down by 6.0%, Post-leasing fee EBITDA margin was 27.4%

–	Profit attributable to equity holders of the Company was RMB14,925 million, down by 9.5%, basic earnings per share were RMB0.18

•

Total number of mobile subscribers was 161 million, net increase of 34.15 million, up by 27.0%, of which the number of 3G mobile subscribers was 69.05 million, net increase of 32.76 million, up by 90.3%

•	Total number of wireline broadband subscribers was 90.12 million, net increase of 13.31 million, up by 17.3%

•	Total number of access lines in service was 163 million, net decrease of 6.59 million, down by 3.9%

CHAIRMAN’S STATEMENT

2012 was the best year ever for the Company’s development since the commencement of full services operation. We persisted in deepening transformation, firmly adhered to the main theme of “promoting scale development through dual-leadership in innovation and service” and persisted in efficient scale operation and data traffic operation, leading to rapid expansion in the core services. Through the successful acquisition of mobile network from our parent company, we accomplished unified mobile service operation with network as a whole. We accurately captured the development pattern of the mobile Internet and developed sustainable competitive advantages, resulting in significant enhancement in our four core capabilities in innovation, service, centralised efficient management and operation. With pragmatic promotion of the “Three New Roles”1 strategy, the strategic landscape of new businesses emerged and the corporate development is ignited with new vitality.

Operating Results

In 2012, the Company’s operation was on track as planned. The operating revenues amounted to RMB283.1 billion, representing an increase of 15.5% over last year. Excluding the mobile terminal sales, the operating revenues were RMB258.3 billion, representing an increase of 11.8% over last year, with revenue growth surpassing industry average. The proportion from high growth businesses increased rapidly and the business structure continuously optimised. EBITDA2 was RMB96.4 billion, an increase of 2.1% over last year. EBITDA margin3 was 37%. The profit attributable to equity holders of the Company was RMB14.9 billion, declined by 9.5% from last year. Taking advantage of the opportunities arising from the launch of iPhone, the Company made an appropriate increase in marketing initiatives for the expansion into the high-end subscriber market to promote the revenue growth, which is expected to significantly enhance the long-term sustainable growth and value creation despite the short term pressure on the profitability. Basic earnings per share of the Company were RMB0.18. Capital expenditure was RMB53.7 billion. Free cash flow4 reached RMB12.4 billion.

At the end of 2012, we successfully completed the acquisition of CDMA network assets from the parent company, enabling us to organise and coordinate the investment and deployment, operation and management, as well as the upgrade and planning for the mobile network, promoting better development of the mobile services and enhancing the future profitability of the Company.

Taking into account the return to shareholders, the Company’s cash flow and the capital requirements for the mobile network acquisition and future development, the Board of Directors has decided to recommend at the forthcoming Annual General Meeting that a dividend being an equivalent of HK$0.085 per share be declared, which is the same as last year. The Company will strive to enhance profitability and concurrently pave the way for future dividend increase.

[1]	The “Three New Roles” refers to the “Leader of Intelligent Pipeline”, the “Provider of Integrated Platforms” and the “Participant of Content & Application Development”.
[2]	For convenience of investors’ comparative analysis, EBITDA is calculated before CDMA network capacity lease fee.
[3]	EBITDA margin is calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.
[4]	Free cash flow is calculated from EBITDA minus CDMA network capacity lease fee, capital expenditure and income tax.

Rapid scale expansion of full services operation

In 2012, we deepened the implementation of the two key strategies of scale operation and data traffic operation, persisting in mobile operation driven by 3G and proactively developing fibre broadband deployment and accelerated development in informatisation application. The three core services integrated altogether and fostered synergistically, resulting in strong growth in revenues and subscriber scale of the Company. The operating revenues achieved double-digit growth and the wireline revenue became stabilised with an upward trend. The efficient scale development of full services operation is on the “fast track”.

In 2012, mobile Internet business began to experience exponential growth. We firmly grasped the opportunity to accelerate scale expansion, proactively leveraging the network strengths, persisting in terminal-driven mode, reinforcing scale procurement and centralised efficient marketing of terminals, deepened transforming self-operated sales outlets into specialty stores, motivating the vigorousness of open channels, equally emphasising integrated products and mobile single product, and rolling out data traffic operations in full-scale. Mobile services revenue amounted to RMB92.8 billion for the full year, an increase of 36% over last year, which was the highest growth rate in the industry. The number of mobile subscribers reached a total of 161 million, with a net addition of 34.15 million, of which net addition of 3G subscribers was 32.76 million. 3G subscribers accounted for 43% of total subscriber base. Mobile subscriber market share was about 15% while 3G subscriber market share reached 30%, with increasing influence on the market.

In 2012, we successfully embarked on data traffic operation. Started with establishing an operating system, the Company built a data traffic operation team which was vertically integrated and horizontally coordinated. Meanwhile, numerous initiatives were adopted to effectively expand the data traffic scale: enhancing the quality of data traffic resources through strengthening the coordination and centralised efficient promotion of self-developed applications such as product centre businesses and premium external-parties applications; strengthening the promotion of 3G smartphones and reinforcing the 3G applications assistance as well as sales and marketing to enhance customers’ experience and to cultivate users’ habits in data traffic; precision marketing to improve the services in data usage alert and traffic usage enquiries to improve customers’ experience; refining data traffic packages and focusing on targeted markets to improve the data traffic contribution. The data traffic of Internet access by handset almost tripled in 2012.

In 2012, the Company reinforced its leadership in the wireline broadband market. The Company progressively promoted the “Broadband China • Fibre Cities” construction project and further expanded fibre broadband coverage. Concurrently, we pushed full-strength ahead with our fibre broadband marketing campaign “Lightening Fibre Residential Areas”, quickly transforming the strengths of our superior network to a competitive edge. At the same time, the Company further penetrated into the rural broadband market. Building on this foundation, we comprehensively promoted the network bandwidth upgrade initiative to enhance customer perception of our broadband network and the brand value. We deepened the integration of broadband access with products such as Internet TV (“iTV”) to provide premium content and enriched value. To enhance customer satisfaction, we promoted the research and development of intelligent bandwidth upgrade products, offered services for self-served bandwidth assessment and optimised customers experience by self-served bandwidth upgrade. Wireline Internet access service revenue were RMB67.8 billion for the year, an increase of 10% over last year. Wireline broadband subscribers base exceeded 90 million with net addition of 13.31 million, of which the number of Fibre-to-the-Home (“FTTH”) subscribers was about 15 million.

We further expanded our strengths in informatisation applications in 2012 by separately promoting and deepening strategic cooperation with three target groups: “Smart Cities”, key customers and cooperation partners. Scale expansion achieved significant results in various target market groups: for the key customers in the industries, we persisted in offering a comprehensive solution focusing on six key applications such as administration and tax services to extend vertical integration; for clustered small to medium-sized customers such as the professional market, we concentrated on four main standardised products such as e-Surfing RFID to promote scale replication; for the campus market, we launched the new application “e-Surfing School” that specifically targets primary and secondary schools and secured nearly 20,000 contracts for the “Smart Campus” initiative. In 2012, the revenue growth rate from the government and enterprise customers was above that of the Company as a whole. In 2012, the net addition of government and enterprise broadband customers was about 4 million, with a subscriber base of more than 20 million. The net addition of mobile subscribers of informatisation applications was over 10 million in total, reaching a scale of more than 20 million. Data traffic and value per subscriber were further enhanced.

Enhancing Four Capabilities and Developing a Sustainable Competitive Edge

Innovation capability To liberate mindsets and take the lead in innovation. The intelligent upgrade of our broadband network has progressed from trial to commercial launch, promoting intelligent upgrade of our mobile network with a real-time service identification capability as its core. We accelerated the construction of an integrated platform and were the pioneer in building a platform with open and cooperative ability, congregating customer and data traffic resources. We deepened our innovation in systems and mechanisms, accelerated the corporatisation process of our product centres services and introduced private investment to stimulate their vitality and initiatives. We accelerated the transformation of electronic channels to e-commerce channels, which is leading in the industry. We consolidated our resources abroad and established China Telecom Global Limited to coordinate our overseas market expansion. We adhered to the doctrine of people-oriented strategy and optimised our human resources management system as well as strengthened the team-building of our management staff, senior professional talents and frontline employees.

Service capability Deepened service transformation and focusing on key services to achieve service leadership. We built an open and intelligent customer service mechanism to provide one-stop service solutions to customers. Leveraging on service innovation, we vigorously enhanced the service capabilities of Online Service Centre and Mobile Palm Service Centre to create comparative advantages in the market. Customer life-cycle management was implemented to strengthen the effectiveness of our customer retention efforts. As a pioneer in adopting 3G service standards that are higher than the industry level, and specifically targeting the enhancement of mobile broadband service level, our 3G service satisfaction is leading in the industry. With further implementation of wireline broadband services enhancement projects and development of superior broadband services around key customer interfaces, we attained the highest level of broadband service satisfaction in the industry.

Centralised efficient management capability Deepened centralised efficient operation and marketing: We optimised our brand structure, refined our service packages, strengthened the centralised efficient management of products, improved the 3G terminal portfolio structure and strengthened the efforts in centralised procurement, further unified service codes and standards, and reinforced “one-point access and entire-network operation”; in the four key areas including procurement, IT system, government and enterprise customers marketing, network operation and maintenance, we fully implemented the separation of management and operational functions and optimised our organisational structure, increased our market responsiveness and enhanced our operating efficiency. We established a “Cloud” company to implement professional operation and centralised efficient management of our “Cloud” service.

Operation capability Optimised comprehensive budgeting and performance management: We promoted market-share oriented and dynamic budget management and assessment system to foster the Company’s overall market share expansion. We implemented precision management and further promoted refinement of performance evaluation units, strengthening cost control and continually enhancing operating efficiency. We optimised our resource allocation and tilted our sales initiatives towards high growth businesses, while our investment focusing on high return areas in fibre broadband, mobile Internet and core business platforms. We strengthened the synergies among our various channels and fully mobilised the enthusiasm of the open channels, resulting in enhancement in channel integrated efficiency.

Corporate Governance and Social Responsibility

We continue to strive to maintain a high level of corporate governance, strengthen risk management and control, improve corporate transparency and enhance corporate value. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and recognition, including being voted the “Overall Best Managed Company in Asia” by FinanceAsia for two consecutive years, “The Best of Asia” by Corporate Governance Asia for three consecutive years, and also “Overall Best Managed Company in Asia” by Euromoney four years in a row.

We firmly adhere to corporate social responsibility and be a responsible corporate citizen. We persist in operating with integrity and proactively protecting the industry eco-environment. We implement environmentally friendly operation and enhance energy saving and emissions reduction as well as the cooperative building and sharing of mobile base stations. We provided telecommunications assurance services for significant events such as the successful launch of Shenzhou-9 spacecraft and Shanghai Cooperation Organisation Summit, receiving high recognition and appreciation from the society. In 2012, China Telecom was accredited with “China’s Outstanding Enterprise in Corporate Social Responsibility” by the Chinese Academy of Social Sciences.

Outlook

Looking ahead, we are fully confident. Currently, with the tide of mobile Internet sweeping globally and the accelerated industrialisation and informatisation development in China, the information and communications industry in the Mainland will maintain a relatively high growth rate, which offers the Company a promising prospect. Meanwhile, the intensifying market competition, uncertain regulatory environment and rapid development of new technology offer us not only development opportunities but also new challenges.

We will firmly seize this valuable golden opportunity to persevere with the deepening of strategic transformation. We will accelerate the scale development of fundamental services, expedite the nurture of emerging services as well as closely monitor and proactively respond to advancement of new technology and changes in regulatory policies. We will also adhere to the Internet’s spirit of “openness, cooperation and innovation”, breaking away from the constraints of traditional telecommunication operation paradigm. We will promote the services development through differentiation, motivate the innovative vitality of our employees through market-driven mechanism and promote scale development and profitability through “dual-leadership in innovation and service”. Leveraging our unswerving promotion of “Three New Roles” strategy, our unique and sustainable competitive strengths are created, so as to achieve a vibrant enterprise built to last.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

20 March 2013

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2012 extracted from the audited consolidated financial statements of the Group as set out in its 2012 Annual Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2012

(Amounts in millions, except per share data)

	Note	2012 RMB	2011 RMB
			(restated)

Operating revenues	5	283,073	245,068

Operating expenses
Depreciation and amortisation		(49,655)	(51,233)
Network operations and support		(66,003)	(52,925)
Selling, general and administrative		(63,076)	(48,746)
Personnel expenses		(42,812)	(39,167)
Other operating expenses		(40,341)	(28,870)

Total operating expenses		(261,887)	(220,941)

Operating profit		21,186	24,127

Net finance costs	6	(1,564)	(2,254)

Investment income		93	40

Share of profits of associates		78	99

Profit before taxation		19,793	22,012

Income tax	7	(4,753)	(5,416)

Profit for the year		15,040	16,596

	Note	2012 RMB	2011 RMB
			(restated)

Other comprehensive income for the year:
Change in fair value of available-for-sale equity securities		(228)	(205)
Deferred tax on change in fair value of available-for-sale equity securities		57	51
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(3)	(103)

Other comprehensive income for the year, net of tax		(174)	(257)

Total comprehensive income for the year		14,866	16,339

Profit attributable to:
Equity holders of the Company		14,925	16,500
Non-controlling interests		115	96

Profit for the year		15,040	16,596

Total comprehensive income attributable to:
Equity holders of the Company		14,751	16,243
Non-controlling interests		115	96

Total comprehensive income for the year		14,866	16,339

Basic earnings per share	8	0.18	0.20

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2012

(Amounts in millions)

		31 December	31 December	1 January
		2012	2011	2011
	Note	RMB	RMB	RMB
			(restated)	(restated)

ASSETS
Non-current assets
Property, plant and equipment, net		373,743	268,904	272,514
Construction in progress		32,484	18,448	14,445
Lease prepayments		25,759	26,280	27,078
Goodwill		29,918	29,918	29,920
Intangible assets		9,214	7,715	9,968
Interests in associates		1,016	985	1,123
Investments		616	648	854
Deferred tax assets	10	2,922	3,070	5,024
Other assets		4,190	3,602	4,399

Total non-current assets		479,862	359,570	365,325

Current assets
Inventories		5,928	4,843	3,174
Income tax recoverable		1,505	2,425	1,882
Accounts receivable, net	11	18,768	18,471	17,328
Prepayments and other current assets		6,297	4,666	5,074
Time deposits with original maturity over three months		2,730	1,804	1,968
Cash and cash equivalents		29,982	27,372	25,824

Total current assets		65,210	59,581	55,250

Total assets		545,072	419,151	420,575

	Note	31 December 2012 RMB	31 December 2011 RMB	1 January 2011 RMB
			(restated)	(restated)

LIABILITIES AND EQUITY
Current liabilities
Short-term debt		6,523	9,187	20,675
Current portion of long-term debt		10,212	11,766	10,352
Accounts payable	12	68,844	44,359	40,041
Accrued expenses and other payables		105,736	59,375	52,892
Income tax payable		492	482	327
Current portion of deferred revenues		1,654	2,093	2,645

Total current liabilities		193,461	127,262	126,932

Net current liabilities		(128,251)	(67,681)	(71,682)

Total assets less current liabilities		351,611	291,889	293,643

Non-current liabilities
Long-term debt and payable		83,070	31,150	42,549
Finance lease obligations		3	—	—
Deferred revenues		1,791	2,712	3,558
Deferred tax liabilities	10	717	1,117	1,375

Total non-current liabilities		85,581	34,979	47,482

Total liabilities		279,042	162,241	174,414

Equity
Share capital		80,932	80,932	80,932
Reserves		184,137	175,190	164,733

Total equity attributable to equity holders of the Company		265,069	256,122	245,665
Non-controlling interests		961	788	496

Total equity		266,030	256,910	246,161

Total liabilities and equity		545,072	419,151	420,575

Notes:

1.	BASIS OF PREPARATION

The Group’s financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

2.	CHANGES IN ORGANISATION DURING THE YEAR AND BASIS OF PRESENTATION

Pursuant to an acquisition agreement entered into on 28 April 2011 by the Company and Besttone Holding Co., Ltd. (formerly known as “China Satcom Guomai Communications Co., Ltd”) (“Besttone Holding”), which is controlled by China Telecommunications Corporation, upon receiving the relevant government approval in March 2012, the Company disposed of 100% equity interest in Besttone E-Commerce Co., Ltd., a subsidiary of the Company that was primarily engaged in the provision of e-commerce and booking services, to Besttone Holding. Besttone Holding paid the consideration by issuing 21,814,894 of its shares to the Company, representing around 4.1% of its enlarged share capital. The disposal of Besttone E-Commerce Co., Ltd. was completed on 30 April 2012.

The Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding at a purchase price of RMB48 million (hereinafter referred to as the “Sixth Acquisition”) during the year. The Sixth Acquisition was completed on 30 April 2012.

Since the Group and the Sixth Acquired Business are under common control of China Telecommunications Corporation, the Sixth Acquisition has been accounted for as a “combination of entities under common control” in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities related to the Sixth Acquired Business have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the Sixth Acquisition have been restated to include the results of operations and assets and liabilities related to the Sixth Acquired Business on a combined basis. The purchase price paid by the Group for the Sixth Acquisition has been accounted for as an equity transaction in the consolidated statement of changes in equity.

The consolidated results of operations for the year ended 31 December 2011 and the consolidated financial position as at 31 December 2011 as previously reported by the Group and the combined amounts presented in the consolidated financial statements of the Group to reflect the acquisition of the Sixth Acquired Business are set out below:

	The Group (as previously reported)	The Sixth Acquired Business	The Group (restated)
	RMB millions	RMB millions	RMB millions

Consolidated statement of comprehensive income for the year ended 31 December 2011:
Operating revenues	245,041	27	245,068
Profit for the year	16,598	(2)	16,596

Consolidated statement of financial position as at 31 December 2011:
Total assets	419,115	36	419,151
Total liabilities	162,237	4	162,241
Total equity	256,878	32	256,910

For the years presented, all significant transactions and balances between the Group and the Sixth Acquired Business have been eliminated on combination.

3.	ACQUISITION OF CERTAIN CDMA NETWORK ASSETS AND ASSOCIATED LIABILITIES

In October 2008, the Group acquired the CDMA mobile telecommunications business from China Unicom Limited (currently known as China Unicom (Hong Kong) Limited) and China Unicom Corporation Limited (currently known as China United Network Communications Corporation Limited). At the same time, China Telecommunications Corporation purchased the CDMA network assets from China United Telecommunications Corporation (currently known as China United Network Telecommunications Group Co., Ltd.) and Unicom New Horizon Mobile Telecommunications Co., Ltd. (currently known as Unicom New Horizon Telecommunications Company Limited). The Group leased the CDMA network assets from China Telecommunications Corporation under an operating lease. The network branches of China Telecommunications Corporation derived substantially all of their revenues from the CDMA network through the leasing of such CDMA network to the Group.

Pursuant to the Acquisition Agreement entered into between the Company and China Telecommunications Corporation on 22 August 2012 and the resolution passed by the Company’s Extraordinary General Meeting held on 16 October 2012, the Company completed the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC on 31 December 2012 (hereinafter referred to as the “Mobile Network Acquisition”).

The initial consideration of the Mobile Network Acquisition was RMB84,595.41 million, and was subject to price adjustment, which reflected the change in the value of the CDMA network assets and associated liabilities during the period between the date following the base date for the asset appraisal (being 31 March 2012) up to (and including) the completion date of the acquisition (being 31 December 2012), to arrive at the final consideration. The final consideration was agreed to be RMB87,210.35 million, which consisted of RMB25,500.00 million paid within five business days following the completion date of the Mobile Network Acquisition, and a deferred consideration of RMB61,710.35 million, which will be payable on or before the fifth anniversary of the completion date of the Mobile Network Acquisition. The interest rate of the deferred consideration will be adjusted in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rate for the first year is 4.83%. The tax expenses related to the Mobile Network Acquisition, which mainly included deed tax for the transfer of properties and land use rights, amounted to RMB29.43 million. The related tax expenses have been included in the book value of assets acquired.

The Mobile Network Acquisition was recognised as an assets acquisition, and the assets and associated liabilities acquired by the Company are stated at their respective purchase prices, including related tax expenses as follows:

RMB millions

Property, plant and equipment, net	102,873
Construction in progress	9,177
Lease prepayments	151
Intangible assets	3,578
Other assets	1,080
Inventories	135
Accounts receivable, net	2,079
Prepayments and other current assets	642

Total assets acquired	119,715

Accounts payable	(17,965)
Accrued expenses and other payables	(14,540)

Total liabilities assumed	(32,505)

4.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The location of the Group’s assets and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

5.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

	Note	2012 RMB millions	2011 RMB millions
			(restated)

Wireline voice	(i)	43,335	49,764
Mobile voice	(ii)	49,166	38,628
Internet	(iii)	87,660	74,992
Value-added services	(iv)	31,104	25,554
Integrated information application services	(v)	23,174	20,473
Managed data and leased line	(vi)	15,710	14,273
Others	(vii)	32,924	21,286
Upfront connection fees	(viii)	—	98

		283,073	245,068

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repair and maintenance of equipment.
(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

6.	NET FINANCE COSTS

Net finance costs comprise:

	2012	2011
	RMB millions	RMB millions

Interest expense incurred	2,479	3,023
Less: Interest expense capitalised*	(325)	(313)

Net interest expense	2,154	2,710
Interest income	(591)	(405)
Foreign exchange losses	47	48
Foreign exchange gains	(46)	(99)

	1,564	2,254

* Interest expense was capitalised in construction in progress at the following rates per annum	1.3% – 6.2%	2.5% – 5.6%

7.	INCOME TAX

Income tax in the profit or loss comprises:

	2012	2011
	RMB millions	RMB millions

Provision for PRC income tax	4,900	3,635
Provision for income tax in other tax jurisdictions	50	29
Deferred taxation	(197)	1,752

	4,753	5,416

A reconciliation of the expected tax expenses with the actual tax expense is as follows:

		2012	2011
	Note	RMB millions	RMB millions
			(restated)

Profit before taxation		19,793	22,012

Expected income tax expense at statutory tax rate of 25%	(i)	4,948	5,503
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(269)	(255)
Differential tax rate on other subsidiaries’ income	(ii)	(23)	(3)
Non-deductible expenses	(iii)	539	489
Non-taxable income	(iv)	(156)	(291)
Effect of change in tax rate	(v)	155	—
Others	(vi)	(441)	(27)

Actual income tax expense		4,753	5,416

Note:

(i)	Except for certain subsidiaries and branches which are taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Certain branches with operations in the western region of the PRC obtained approvals from tax authorities to adopt the preferential income tax rate of 15%. Accordingly, deferred tax assets that were recovered and deferred tax liabilities were settled after 31 December 2011 were adjusted to reflect the change in tax rate. The overall effect of change in tax rate amounting to RMB155 million was charged to the consolidated statement of comprehensive income.
(vi)	Amounts primarily represent tax deduction on prior years research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the year.

8.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2012 and 2011 is based on the profit attributable to equity holders of the Company of RMB14,925 million and RMB16,500 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

9.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 20 March 2013, a final dividend of equivalent to HK$0.085 per share totaling approximately RMB5,522 million for the year ended 31 December 2012 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2012.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 30 May 2012, a final dividend of RMB0.069506 (equivalent to HK$0.085) per share totaling RMB5,625 million in respect of the year ended 31 December 2011 was declared of which RMB5,235 million was paid on 20 July 2012 and the remaining amounts were paid by December 2012.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 20 May 2011, a final dividend of RMB0.071208 (equivalent to HK$0.085) per share totaling RMB5,763 million in respect of the year ended 31 December 2010 was declared and paid on 30 June 2011.

10.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets			Liabilities			Net balance
	31 December 2012	31 December 2011	1 January 2011	31 December 2012	31 December 2011	1 January 2011	31 December 2012	31 December 2011	1 January 2011
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions	millions
		(restated)	(restated)					(restated)	(restated)

Current
Provisions and impairment losses, primarily for doubtful debts	1,028	1,011	1,049	—	—	—	1,028	1,011	1,049
Non-current
Property, plant and equipment	1,279	1,145	2,882	(266)	(425)	(534)	1,013	720	2,348
Deferred revenues and installations costs	615	914	1,093	(378)	(562)	(660)	237	352	433
Available-for-sale equity securities	—	—	—	(73)	(130)	(181)	(73)	(130)	(181)

Deferred tax assets/ (liabilities)	2,922	3,070	5,024	(717)	(1,117)	(1,375)	2,205	1,953	3,649

	Balance at 1 January 2011	Acquired from the Fifth Acquired Group	Recognised in statement of comprehensive income	Balance at 31 December 2011
	RMB millions	RMB millions	RMB millions	RMB millions
	(restated)			(restated)

Current
Provisions and impairment losses, primarily for doubtful debts	1,049	—	(38)	1,011
Non-current
Property, plant and equipment	2,348	5	(1,633)	720
Deferred revenues and installation costs	433	—	(81)	352
Available-for-sale equity securities	(181)	—	51	(130)

Net deferred tax assets	3,649	5	(1,701)	1,953

	Balance at 1 January 2012	Recognised in statement of comprehensive income	Disposal of a subsidiary	Balance at 31 December 2012
	RMB millions	RMB millions	RMB millions	RMB millions
	(restated)

Current
Provisions and impairment losses, primarily for doubtful debts	1,011	19	(2)	1,028
Non-current
Property, plant and equipment	720	293	—	1,013
Deferred revenues and installation costs	352	(115)	—	237
Available-for-sale equity securities	(130)	57	—	(73)

Net deferred tax assets	1,953	254	(2)	2,205

11.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		2012	2011
	Note	RMB millions	RMB millions

Accounts receivable
Third parties		19,637	18,040
China Telecom Group	(i)	626	1,803
Other telecommunications operators in the PRC		529	570

		20,792	20,413
Less: Allowance for doubtful debts		(2,024)	(1,942)

		18,768	18,471

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	2012	2011
	RMB millions	RMB millions

Current, within 1 month	11,402	10,872
1 to 3 months	2,319	2,120
4 to 12 months	1,613	1,444
More than 12 months	387	432

	15,721	14,868
Less: Allowance for doubtful debts	(1,932)	(1,797)

	13,789	13,071

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	2012	2011
	RMB millions	RMB millions

Current, within 1 month	1,945	2,763
1 to 3 months	1,573	899
4 to 12 months	980	1,287
More than 12 months	573	596

	5,071	5,545
Less: Allowance for doubtful debts	(92)	(145)

	4,979	5,400

Ageing analysis of accounts receivable that are not impaired is as follows:

	2012	2011
	RMB millions	RMB millions

Not past due	16,840	16,687

Less than 1 month past due	1,261	1,081
1 to 3 months past due	667	703

Amounts past due	1,928	1,784

	18,768	18,471

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

12.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	31 December 2012	31 December 2011	1 January 2011
	RMB millions	RMB millions	RMB millions
		(restated)	(restated)

Third parties	56,333	34,749	30,840
China Telecom Group	11,473	8,911	8,571
Other telecommunications operators in the PRC	1,038	699	630

	68,844	44,359	40,041

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	31 December 2012	31 December 2011	1 January 2011
	RMB millions	RMB millions	RMB millions
		(restated)	(restated)

Due within 1 month or on demand	18,427	13,075	10,310
Due after 1 month but within 3 months	17,783	11,610	8,626
Due after 3 months but within 6 months	15,831	8,054	9,830
Due after 6 months	16,803	11,620	11,275

	68,844	44,359	40,041

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Summary

In 2012, the Group further deepened the strategic transformation, in alignment with the main theme of “promoting scale development through dual-leadership in innovation and service”, adhered to the scale operation and data traffic operation, endeavoured to enhance our four core capabilities, including innovation, service, centralised efficient management and operation. The overall operating condition of the Company was healthy, with the growth of revenue beyond expectation, and the business structure continued to be optimised. The Group’s operating revenues in 2012 were RMB283,073 million, an increase of 15.5%1 from 2011; operating expenses were RMB261,887 million, an increase of 18.5% from 2011; profit attributable to equity holders of the Company was RMB14,925 million and basic earnings per share were RMB0.18; EBITDA2 was RMB96,387 million and the EBITDA margin3 was 37.3%.

Operating Revenues

In 2012, the Group firmly seized the development opportunities, its full services developed well, the mobile service revenues grew rapidly, the wireline service revenues recovered, the operating revenues achieved a double-digit growth, and the revenue structure continued to be optimised. Operating revenues in 2012 were RMB283,073 million, an increase of 15.5% from 2011. Of this, the total mobile revenue was RMB117,826 million, an increase of 42.5% from 2011. The wireline services revenues were RMB165,247 million, an increase of 1.8% from 2011. The aggregate of mobile service revenues4, wireline broadband revenue, wireline value-added services and integrated information application services revenue accounted for 67.2% of the total operating revenues, an increase of 2.4 percentage points from 2011.

[1]

In 2012, the Group acquired the digital trunking business from Besttone Holding. As the transaction was recognised as a combination of entities under common control, the comparative figures of prior years have been restated accordingly. Please refer to the note 2 of the “Group Result” presented in this announcement for details.

[2]

EBITDA was calculated from operating revenues minus operating expenses (which excluded depreciation and amortisation and CDMA network capacity lease fee). As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

[3]	EBITDA margin was calculated from EBITDA divided by operating revenues excluding the revenue from mobile terminal sales.
[4]	Mobile service revenue represents total mobile revenue minus other mobile revenue. Of this, in 2012, other mobile revenue amounted to RMB25,023 million.

The following table sets forth a breakdown of the operating revenues of the Group for 2011 and 2012, together with their respective rates of change:

	For the year ended 31 December		Rates of change
	2012	2011
		(restated)
	(RMB millions, except percentage data)

Wireline voice	43,335	49,764	(12.9%)
Mobile voice	49,166	38,628	27.3%
Internet	87,660	74,992	16.9%
Value-added services	31,104	25,554	21.7%
Integrated information application services	23,174	20,473	13.2%
Managed data and leased line	15,710	14,273	10.1%
Others	32,924	21,286	54.7%
Upfront connection fees	—	98	(100.0%)

Total operating revenues	283,073	245,068	15.5%

Wireline Voice

Through measures of convergent packages and wireline monthly packages, the Group slowed down the loss of wireline voice revenue. The negative effect of wireline voice significantly reduced and its operating risk was further alleviated. In 2012, revenue from wireline voice services was RMB43,335 million, a decrease of 12.9% from RMB49,764 million in 2011, accounting for 15.3% of our operating revenues.

Mobile Voice

In 2012, the Group rapidly expanded the scale of mobile subscribers, and the mobile service has maintained rapid growth. Revenue from mobile voice services was RMB49,166 million, an increase of 27.3% from RMB38,628 million in 2011, accounting for 17.4% of our operating revenues. In 2012, the net increase in the number of mobile subscribers was 34.15 million, reaching 161 million.

Internet

In 2012, revenue from Internet access services was RMB87,660 million, an increase of 16.9% from RMB74,992 million in 2011, accounting for 31.0% of our operating revenues. On one hand, the Group fostered the rapid growth of broadband service through deeply accelerating the “Broadband China • Fibre Cities” project and the promotion of “Lightening Fibre Residential Areas”. At the end of 2012, the number of wireline broadband subscribers reached 90.12 million, the wireline broadband revenue of the Group was RMB66,738 million, an increase of 9.8% from 2011. On the other hand, the Group fully leveraged the advantage in 3G network and services, and persisted in data traffic operation. Revenue from mobile Internet access services was RMB19,880 million, an increase of 49.5% from 2011.

Value-Added Services

In 2012, revenue from value-added services was RMB31,104 million, an increase of 21.7% from RMB25,554 million in 2011, accounting for 11.0% of our operating revenues. The increase in revenue was mainly attributable to the rapid growth of mobile value-added services, such as SMS, MMS, iMusic and caller ID services, following the rapid growth in the number of mobile subscribers. Revenue from mobile value-added services was RMB16,848 million, an increase of 39.6% from 2011. As the rapid growth of Internet Data Center and iTV contents and applications services compensated the decline in PAS services, the revenue from wireline value-added services increased by 5.7% from 2011.

Integrated Information Application Services

In 2012, revenue from integrated information application services was RMB23,174 million, an increase of 13.2% from RMB20,473 million in 2011, accounting for 8.2% of our operating revenues. The increase in revenue was mainly due to the rapid development of the IT services and applications services as well as “Best Tone” type of information services. Revenue from mobile integrated information application services was RMB6,749 million, an increase of 61.8% from 2011.

Managed Data and Leased Line

In 2012, revenue from managed data and leased line services was RMB15,710 million, an increase of 10.1% from RMB14,273 million in 2011, accounting for 5.5% of our operating revenues. As the demand from government and enterprise customers for informatisation continues to increase, the revenue growth from domestic leased circuits services, IP-VPN services and leased optic fibre channel has increased quite rapidly. Revenue from mobile managed data and leased line services was RMB160 million.

Others

In 2012, revenue from other services was RMB32,924 million, an increase of 54.7% from RMB21,286 million in 2011, accounting for 11.6% of our operating revenues. With the growth of the scale of mobile subscribers, the Group further increased the effort in the procurement and sales of mobile terminal equipment, especially 3G smartphones. Revenue from sales of mobile terminal equipment was RMB24,757 million, an increase of 77.7% from 2011.

Operating Expenses

Taking advantage of the opportunities of the launch of iPhone, the Group increased cost input with rational resource centralisation, further promoted the breakthrough into the high-end market and the sustainable development in the future. In 2012, the operating expenses of the Group were RMB261,887 million, an increase of 18.5% from 2011. The ratio of operating expenses to operating revenues was 92.5%, which increased by 2.3 percentage points from 2011.

The following table sets forth a breakdown of the operating expenses of the Group in 2011 and 2012 and their respective rates of change:

	For the year ended 31 December		Rates of change
	2012	2011
		(restated)
	(RMB millions, except percentage data)

Depreciation and amortisation	49,655	51,233	(3.1%)
Network operations and support expenses	66,003	52,925	24.7%
Selling, general and administrative expenses	63,076	48,746	29.4%
Personnel expenses	42,812	39,167	9.3%
Other operating expenses	40,341	28,870	39.7%

Total operating expenses	261,887	220,941	18.5%

Depreciation and Amortisation

In 2012, depreciation and amortisation was RMB49,655 million, a decrease of 3.1% from RMB51,233 million in 2011, accounting for 17.5% of our operating revenues. The decline was due to the continuous prudent control of capital expenditure by the Group.

Network Operations and Support Expenses

In 2012, network operations and support expenses were RMB66,003 million, an increase of 24.7% from RMB52,925 million in 2011, accounting for 23.3% of our operating revenues. The increase was mainly attributable to the corresponding increase in CDMA network capacity lease fee and operating and maintenance expenses along with the business development. The CDMA network capacity lease fee in 2012 amounted to RMB25,546 million, an increase of 34.4% from 2011.

Selling, General and Administrative Expenses

In 2012, selling, general and administrative expenses amounted to RMB63,076 million, an increase of 29.4% from RMB48,746 million in 2011, accounting for 22.3% of our operating revenues. The growth was mainly because the Group seized the opportunity of launching iPhone, expanded the high-end subscriber market and appropriately increased the marketing initiatives. Advertising and promotion expenses amounted to RMB34,901 million, an increase of 26.9% from 2011. Commission and service expenses for third parties amounted to RMB19,537 million, an increase of 36.0% from 2011. In 2012, faced with the intensified competition of mobile services, the Group increased the cost input of terminal equipment offered to customers for free or at a nominal price in advertising and promotion expenses. The cost of terminal equipment offered to customers for free or at a nominal price amounted to RMB21,754 million in 2012, an increase of 39.1% from 2011. At the same time, the Group continued its prudent control on general and administrative expenses. Compared to the same period of last year, general and administrative expenses increased by 15.0%, which was slightly lower than the rate of increase in revenues for the same period.

Personnel Expenses

In 2012, personnel expenses were RMB42,812 million, an increase of 9.3% from RMB39,167 million in 2011, accounting for 15.1% of our operating revenues. The ratio of personnel expenses to operating revenues decreased by 0.9 percentage points when compared to 2011. The Group strengthened the control of personnel expenses, and the rate of increase in personnel expenses was lower than the increase in revenues for the same period. In the meantime, the Group appropriately increased the incentives for talent and frontline staff.

Other Operating Expenses

In 2012, other operating expenses were RMB40,341 million, an increase of 39.7% from RMB28,870 million in 2011, accounting for 14.3% of our operating revenues. The increase was mainly attributable to the increase in the cost of mobile terminal equipment sold. The cost of mobile terminal equipment sold amounted to RMB23,099 million, an increase of 79.5% from 2011.

Net Finance Costs

In 2012, the Group’s net finance costs were RMB1,564 million, a decline of 30.6% from RMB2,254 million in 2011. Net interest expenses decreased by RMB556 million. The decrease was mainly because the Group repaid part of interest-bearing debt. Net exchange losses were RMB1 million in 2012, while net exchange gains were RMB51 million in 2011. The change in net exchange gain/loss was mainly attributable to the depreciation of the RMB against the Euro.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2012, the Group’s income tax expenses were RMB4,753 million with the effective income tax rate of 24.0%. The difference of effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our subsidiaries, and branches with operations in the western region of China.

Profit Attributable To Equity Holders of the Company

In 2012, profit attributable to equity holders of the Company was RMB14,925 million, a decrease of 9.5% from RMB16,500 million in 2011. The decrease was mainly because the Group appropriately increased cost inputs so as to firmly seize the opportunity of scale development.

Acquisition of Mobile Network

In order to unify mobile service operation with network as a whole and enhance future profitability of the Company, the Company and its controlling shareholder, China Telecommunications Corporation entered into the Acquisition Agreement on 22 August 2012, pursuant to which the Company has agreed to purchase certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through the network branches located in 30 provinces, municipalities and autonomous regions in the PRC (“Mobile Network Acquisition”). The Mobile Network Acquisition was completed on 31 December 2012. Pursuant to the Acquisition Agreement, the final consideration was approximately RMB87,210 million, of which the assets amounting to approximately RMB119,715 million and associated liability amounting to approximately RMB32,505 million. The first instalment of RMB25,500 million of the final consideration was paid in January 2013, and the deferred consideration amounting to approximately RMB61,710 million will be payable on or before the fifth anniversary of the completion date of the acquisition. The interest rate for the first year is 4.83%. As the transaction was recognised as an assets acquisition, the respective assets and associated liabilities were recognised at purchase price on the completion date of the acquisition.5

5	Please refer to the note 3 of the “Group Results” presented in this announcement for details.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2012, in order to reinforce the advantages of broadband networks and enhance the core-competitiveness of network, the Group continued to increase the investment in broadband network construction. At the same time, the Group emphasised to optimise investment structure, specially guaranteed the investment in high growth services, and strictly controlled investment in traditional wireline services. In 2012, capital expenditure of the Group was RMB53,731 million, an increase of 8.4% from RMB49,551 million in 2011.

Cash Flows

In 2012, net increase in cash and cash equivalents for the Group was RMB2,613 million, while the net increase in cash and cash equivalents was RMB1,649 million in 2011.

The following table sets forth the cash flow position of the Group in 2011 and 2012:

	For the year ended 31 December
	2012	2011
		(restated)
	(RMB millions)

Net cash flow from operating activities	70,667	73,009
Net cash used in investing activities	(48,252)	(43,637)
Net cash used in financing activities	(19,802)	(27,723)

Net increase in cash and cash equivalents	2,613	1,649

In 2012, the net cash inflow from operating activities was RMB70,667 million, a decrease of RMB2,342 million from RMB73,009 million in 2011.

In 2012, the net cash outflow for investing activities was RMB48,252 million, an increase of RMB4,615 million from RMB43,637 million in 2011, mainly resulting from an increase in capital expenditure compared to 2011.

In 2012, the net cash outflow for financing activities was RMB19,802 million, a decrease of RMB7,921 million from RMB27,723 million in 2011. The decrease in net cash outflow was mainly due to the decrease in the Group’s repayment of the bank loans and other loans when compared to 2011.

Working Capital

At the end of 2012, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB128,251 million, an increase of deficit of RMB60,570 million from RMB67,681 million in 2011, mainly resulting from increased payables amounting to RMB58,005 million from Mobile Network Acquisition (including the first installment of RMB25,500 million of the final consideration and associated liabilities of RMB32,505 million). As at 31 December 2012, the Group’s unutilised committed credit facilities was RMB163,130 million (2011: RMB118,970 million). At the end of 2012, the Group’s cash and cash equivalents amounted to RMB29,982 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 97.6% (2011: 94.4%).

Assets and Liabilities

In 2012, the Group continued to maintain a solid financial position after the Mobile Network Acquisition. By the end of 2012, the total assets of the Group increased to RMB545,072 million from RMB419,151 million at the end of 2011, while total indebtedness increased to RMB99,808 million from RMB52,103 million in 2011. The ratio of the Group’s total indebtedness to total assets increased to 18.3% at the end of 2012 from 12.4% at the end of 2011, mainly resulting from the deferred consideration of the Mobile Network Acquisition.

Indebtedness

The indebtedness analysis of the Group as of the end of 2011 and 2012 is as follows:

	For the year ended 31 December
	2012	2011
	(RMB millions)

Short-term debt	6,523	9,187
Long-term debt maturing within one year	10,212	11,766
Long-term debt and payable (excluding current portion)	83,070	31,150
Finance lease obligations	3	—

Total debt	99,808	52,103

By the end of 2012, the total indebtedness of the Group was RMB99,808 million, an increase of RMB47,705 million from the end of 2011. The main reason for the increase was the deferred consideration of the Mobile Network Acquisition. Of the total indebtedness of the Group, the Group’s loans in Renminbi, US Dollars, Japanese Yen and Euro accounted for 98.9% (2011: 94.7%), 0.6% (2011: 1.3%), 0% (2011: 3.1%), and 0.5% (2011: 0.9%), respectively. 37.5% (2011: 96.3%) of this indebtedness are loans with fixed interest rates, while the remainders are loans with floating interest rates.

As at 31 December 2012, the Group did not pledge any assets as collateral for debt (2011: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2012, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters (including the review of the Company’s Annual Report for the year ended 31 December 2012).

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES AND THE CORPORATE GOVERNANCE CODE

The Company is dedicated to enhance corporate governance. We continuously promote and improve the internal control system of the Company, improve the information disclosure, enhance transparency, continuously develop corporate governance practice and devote to protect the interest of shareholders.

Save for (i) the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual for the year 2012 and (ii) certain independent non-executive directors did not attend the shareholders’ general meetings due to other business commitments or being overseas, the Company was in compliance with all the code provisions under the Code on Corporate Governance Practices (effective until 31 March 2012) and the Corporate Governance Code (effective from 1 April 2012) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in the year 2012.

In the Company’s opinion, through supervision of the Board and the independent non-executive Directors, the effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capturing business opportunities. Many international leading corporations also have a similar arrangement.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code during their term of services in the year from 1 January 2012 to 31 December 2012.

CLOSURE OF REGISTER FOR TRANSFER OF SHARES

1.	Annual General Meeting

The H share register of members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Annual General Meeting, from 29 April 2013 to 29 May 2013 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 26 April 2013. H share shareholders who are registered with Computershare Hong Kong Investor Services Limited on 29 May 2013 are entitled to attend the Annual General Meeting.

2.	Proposed Final Dividend

The Board of Directors of the Company proposes a final dividend in the amount equivalent to HK$0.085 per share (pre-tax), totalling approximately RMB5,522 million for the year ended 31 December 2012. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 29 May 2013. If such proposed dividend distribution is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the register of members of the Company on Tuesday, 11 June 2013. The Register of Members will be closed from Thursday, 6 June 2013 to Tuesday, 11 June 2013 (both days inclusive). In order to be entitled to the final dividend, H shares shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Wednesday, 5 June 2013. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed 2012 final dividends are expected to be paid on or about 19 July 2013 upon approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold 10% enterprise income tax when it distributes the proposed 2012 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 11 June 2013.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011]No.348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the register of members of the Company on 11 June 2013 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Wednesday, 5 June 2013. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes over the withholding mechanism or arrangements.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2012 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED CHANGE OF AUDITORS

China Telecom Corporation Limited (the “Company”) is a subsidiary of China Telecommunications Corporation , which is a state-owned enterprise under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council. Pursuant to the relevant regulations issued by the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council, there are restrictions in respect of the years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries. KPMG and KPMG Huazhen (SGP) will retire as the international auditors and domestic auditors of the Company effective upon the close of the forthcoming 2012 annual general meeting of the Company and will not be re-appointed. The Board of directors of the Company, as proposed by the Audit Committee of the Company, has resolved to appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s international auditors and domestic auditors respectively for the year ending 31 December 2013, subject to the approval by shareholders at the annual general meeting of the Company.

KPMG and KPMG Huazhen (SGP) have confirmed in writing that there are no matters in relation to their retirement which should be brought to the attention of the shareholders of the Company. The Board is not aware of any matters in relation to the proposed change of auditors that need to be brought to the attention of the shareholders of the Company. The Board and the Audit Committee have also confirmed that there are no disagreement or outstanding matters between the Company and KPMG and KPMG Huazhen (SGP).

The proposed appointment of auditors is subject to the approval of shareholders at the forthcoming annual general meeting of the Company. A circular containing, among other things, the proposed appointment of auditors, together with the notice of annual general meeting will be dispatched to the shareholders of the Company as soon as practicable.

B-1

The Board would like to take this opportunity to express our sincere appreciation to KPMG and KPMG Huazhen (SGP) for their high quality services to the Company in the past years.

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC, 20 March 2013

As at the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.

B-2

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RESIGNATION AND PROPOSED

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that due to change in work arrangement, Mr. Chen Liangxian has resigned from his position as the non-executive director of the Company with effect from 20 March 2013. Mr. Chen has confirmed that he has no disagreement with the Board and did not have any matters in relation to his resignation that should be brought to the attention of the shareholders of the Company. The Board would like to express its sincere gratitude to Mr. Chen Liangxian for his valuable contribution to the Company during his tenure of office. Meanwhile, the Board also proposes that Mr. Xie Liang to be appointed by the shareholders of the Company as the non-executive director of the Company.

Mr. Xie Liang, aged 49, is a senior accountant and received an executive master degree of business administration (EMBA) from Jinan University. Mr. Xie is the Vice President of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of the Company). Mr. Xie served as the Deputy Director of the Corporate Finance Division and the Corporate Audit Division of the Guangzhou Military District Back-end Operation Management Department and the Vice Minister, the Minister and the assistant to the President of Guangdong Rising Assets Management Co., Ltd. Mr. Xie has over 20 years of experience in corporate management and extensive experience in corporate finance management.

Save as disclosed in this announcement, Mr. Xie Liang did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Xie Liang does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Xie Liang that shall be disclosed pursuant to Rule 13.51(2)(h)to(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

C-1

The proposed appointment of Mr. Xie Liang as the non-executive director of the Company will be submitted to the annual general meeting for the year 2012 for approval by the shareholders of the Company. A notice of annual general meeting, which contains, among others, the details of such appointment will be despatched to the shareholders of the Company in due course.

By Order of the Board China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

Beijing, PRC, 20 March 2013

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

C-2